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                                                    [MACKENZIE PARTNERS LOGO]
                                                             156 FIFTH AVENUE
                                                          NEW YORK, NY  10010
                                                                 212 929-5500
                                                            FAX  212 929-0308


FOR IMMEDIATE RELEASE

Contact: Mark Harnett
         MacKenzie Partners, Inc.
         (212) 929-5877


                 INVACARE CORPORATION ANNOUNCES EXTENSION OF
                  TENDER OFFER FOR HEALTHDYNE TECHNOLOGIES


    Elyria, Ohio - (February 25, 1997) - Invacare Corporation (NASDAQ/NMS:IVCR) announced today that its wholly owned subsidiary I.H.H. Corp. has extended its $13 per share tender offer to purchase all the outstanding shares of common stock of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) until 6:00 p.m., New York City time, on Monday, March 24, 1997, unless further extended in the manner described in the Offer to Purchase dated January 27, 1997. The offer had been scheduled to expire at midnight, New York City time, on Monday, February 24, 1997. Through such date, approximately 2,018,145 shares of Healthdyne common stock had been validly tendered in connection with the offer, which, together with the 600,000 shares owned by Invacare, constitutes more than 20% of outstanding Healthdyne common stock, based on the most recent information provided by Healthdyne.

    A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said: "We are pleased at the support we have received so far from Healthdyne's shareholders, a number of whom have tendered at this preliminary stage despite the fact that Healthdyne has to date refused to remove its defensive mechanisms and allow its shareholders a chance to take advantage of our offer.

    "Our offer represents a more than 45% premium over Healthdyne stock's closing price on the trading day before we made our initial acquisition proposal. We believe that recent market prices reflect the continued existence of our offer, as well as possible speculation that an increased price will ultimately be paid for Healthdyne by us or a third party. However, in the more than seven weeks since we made our first acquistion proposal to Healthdyne, there has been no indication of any other party expressing an interest in the acquisition of Healthdyne (which may partly explain the decline in the spread of the trading price over our offer price). Of course, if Healthdyne should decide to conduct discussions with potential acquirors, as we presume they have so far failed to do since they have not provided any such disclosure in an amendment to their tender offer recommendation, we believe that they would be obligated to include us in order to fulfill their fiduciary duties to their shareholders.

    "As for us, we have stated repeatedly that we would be interested in meeting with Healthdyne and would be prepared to discuss our offer price, among other things, if Healthdyne's management is able to substantiate significant additional values to our satisfaction, but only on terms that bring value to the shareholders of both Invacare and Healthdyne. We're confident that over time even more shareholders will appreciate our offer as the best way to maximize value and will tender their shares."

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